December 21, 2018

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re: 180 Degree Capital Corp.
File Number 811-07074

Dear Sir or Madam:

Filed herewith is the fidelity bond for 180 Degree Capital Corp. (the "Company") as required by Rule 17g-1 under the Investment Company Act of 1940 (the "1940 Act") for the period covering December 11, 2018 through December 11, 2019. Enclosed is a copy of the executed bond, endorsements, and resolutions approved by a majority of the board of directors of the company who are not "interested persons" as defined by Section 2(a)(19) of the 1940 Act. The premiums of the bond ($16,250) have been paid for the entire period covered by the bond. Please contact the undersigned at 973-746-4500 with any questions.

Sincerely,

/s/ Daniel B. Wolfe

Daniel B. Wolfe
Chief Compliance Officer

Enclosures

				Management Protection
ACE American Insurance Company					Insurance Policy

This Policy is issued by the stock insurance company listed above (herein “Insurer”).
THIS POLICY IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY COVERS
ONLY CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. PLEASE READ THIS
POLICY CAREFULLY.
DEFENSE AND CLAIMS EXPENSES ARE WITHIN THE LIMITS OF LIABILITY OF THIS POLICY.
DECLARATIONS

Policy No.	DON G24581378 009
Item 1.	Company:		180 Degree Capital Corp
	Principal Address:		7 N. Willow Street, Suite 4B
			Montclair, NJ 07042
Item 2.	A.	Policy Period:	From 12:01 A.M. 12/11/2018 To 12:01 A.M. 12/11/2019
			(Local time at the address shown in Item 1)
	B.	Limit Period:	1. Same as Policy period		Yes	No
			2. One Year within Policy Period		Yes	No
Item 3.	Limit of Liability:
				Granted		Amount
	A.	Single Aggregate Limit of Liability for all		Yes	No	$6,000,000
		Coverage Parts, combined
	B. Separate Limits of Liability			Yes	No	$6,000,000

	Coverage Part(s)			Limit of Liability
	Financial Institution Bond			$6,000,000
Item 4.	Coverage Parts Purchased
	Financial Institution Bond			$6,000,000
Item 5.	Policy Premium:		$16,250

	Annual Premium:		$16,250

	Discovery Period:

A. Additional Premium: 0% of Annual Premium
B. Additional Period:	0 months

MPDC002 (4-99)

Item 6.		Notice to Insurer:

	A.	Notice of Claim, Wrongful Act or Loss:

CHUBB
P.O. Box 5105
Scranton, PA 18505-0518
Fax: 877-746-4641
Email address for submitting Claims,
ChubbClaimsFirstNotice@Chubb.com
Email address for all other correspondence,
WorkViewFLChubbIncoming@chubb.com

	B.	All other notices:

ACE USA
Attn: Chief Underwriting Officer
1133 Avenue of the Americas, 32ND Floor
New York, NY 10036

Item 7.		Endorsements to the General Conditions and Limitations Effective at Inception:
CC1K11i (02/18) – Signatures
MPLA001aNY (01/09) – New York Amendatory
MPLL001NY (10/91) – New York Changes-Transfer of Duties
MPNR001NY (04/98) – New York NonRenewal Amendatory
MP-4Z66 (05/00) – New York Amendatory (Regulation 121 – Claims Made)
MPP/ICBB (04/10) – SEC Cancellation
MPP/ICBB (04/10) – Amend Deductible
MS-5577 (03/17) -Social Engineering
PF-46422 (07/15) – Trade or Economic Sanctions Endorsement
PF-17914a (04/16) – U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) Advisory
ALL-20887a (03/16) – ACE Producer Compensation Practices & Policies

Date: 12/14/2018

Management Protection

			ACE American Insurance Company	Insurance Policy

In consideration of the payment of the premium and in reliance on all statements made and information furnished by the Company to the Insurer in the Application, which is hereby made a part hereof, and subject to the foregoing
Declarations and to all other terms of this Policy, the Company, the Insureds, and the Insurer agree as follows:

GENERAL CONDITIONS AND LIMITATIONS

1	.	TERMS AND CONDITIONS

Except for the General Conditions and Limitations or unless stated to the contrary in any Coverage Part, the terms and conditions of each Coverage Part of this Policy apply only to that Coverage Part and shall not apply to any other Coverage Part of this Policy. Any term referenced in the General Conditions and Limitations which is defined in a Coverage Part shall, for purposes of coverage under that Coverage Part, have the meaning set forth in that Coverage Part. If any provision in the General Conditions and Limitations is inconsistent or in conflict with the terms and conditions of any Coverage Part, the terms and conditions of such
Coverage Part shall control for purposes of that Coverage Part.

2	.	DEFINITIONS

When used in this Policy:

		A.	Annual Premium means the original annualized premium and the fully annualized amount of any additional premiums charged by the Insurer for or during the Policy Period.

		B.	Application means all signed applications, including attachments and materials submitted therewith, for this Policy or for any policy issued by the Insurer of which this Policy is a direct or indirect renewal or replacement. All such applications, attachments and materials are deemed attached to and incorporated into this Policy.

		C.	Company means, collectively, the Parent Company and the Subsidiaries, including any such organization as a debtor in possession under United States bankruptcy law or an equivalent status under the law of any other country.

D.	Defense Costs means reasonable costs, charges, fees (including but not limited to attorneys’ fees and experts’ fees) and expenses (other than regular or overtime wages, salaries or fees of the directors, officers or employees of the Company) incurred by the Insureds in defending or investigating
Claims and the premium for appeal, attachment or similar bonds.

E.	Discovery Period means the period for the extension of coverage, if exercised, described in
Subsection 4 or 10(b) of these General Conditions and Limitations.

F.	ERISA means the Employee Retirement Income Security Act of 1974, as amended, any similar state or local common or statutory law and any rules and regulations promulgated thereunder.

·	Executive Officers, either in the singular or plural, means with respect to any Company its chairperson, president, chief executive officer, chief financial officer, in-house general counsel and, solely with respect to the Employment Practices Coverage Part if granted, the director of human resources or equivalent position.

MPGT 001 (04/99)

·	Financial Impairment means the status of the Company resulting from (1) the appointment by any state or federal official, agency or court of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate the Company, or (2) the Company becoming a debtor in possession.

I.	Insureds means, with respect to any Coverage Part, all organizations, plans and natural persons defined as Insureds thereunder.

J.	Interrelated Wrongful Acts means all Wrongful Acts that have as a common nexus any fact, circumstance, situation, event, transaction, cause or series of related facts, circumstances, situations, events, transactions or causes.

K.	Liability Coverage Part(s) means any Coverage Part of this Policy other than any Commercial Crime or Bond Coverage Part, if purchased.

L.	Limit Period means the period described in Item 2(B) of the Declarations, subject to prior termination in accordance with Subsection 12 of these General Conditions and Limitations.

M.	Parent Company means the organization first named in Item 1 of the Declarations.

N.	Policy means, collectively, the Declarations, the Application, this policy form (including all attached
Coverage Parts) and any endorsements hereto.

O.	Policy Period means the period of time specified in Item 2(A) of the Declarations, subject to prior termination in accordance with Subsection 12 of these General Conditions and Limitations.

P.	Pollutants means any substance located anywhere in the world exhibiting any hazardous characteristics as defined by, or identified on a list of hazardous substances issued by the United
States Environmental Protection Agency or any federal, state, county, municipality or locality counterpart thereof. Such substances shall include, without limitation, solids, liquids, gaseous or thermal irritants, contaminants or smoke, vapor, soot, fumes, acids, alkalis, chemicals or waste materials. Pollutants shall also mean any other air emission, odor, waste water, oil or oil products, infectious or medical waste, asbestos or asbestos products, noise, and electric or magnetic or electromagnetic field.

		Q.	Subsidiary, either in the singular or plural, means:

			1.	any company in which more than 50% of the outstanding voting securities representing the present right to vote for election of directors is owned, directly or indirectly, in any combination, by one or more Companies, and

			I.	any foundation, charitable trust or political action committee controlled by one or more
Companies.

3	.	ESTATES, LEGAL REPRESENTATIVES AND SPOUSES

The estates, heirs, legal representatives, assigns and spouses of Insured Persons shall be considered an
Insured under any Liability Coverage Part; but coverage is afforded to such estates, heirs, legal representatives, assigns and spouses only for a Claim arising solely out of their status as such and, in the case of a spouse, where such Claim seeks damages from marital community property, jointly held property or property transferred from the Insured Person to the spouse. No coverage is provided for any Wrongful Act of an estate, heir, legal representative, assign or spouse. All terms and conditions of this Policy, including without limitation the Retention, applicable to Loss incurred by the Insured Person shall also apply to loss incurred by such estates, heirs, legal representatives, assigns and spouses.

MPGT 001 (04/99)

4	.	DISCOVERY PERIOD

If the Insurer or the Insureds do not renew any Liability Coverage Part or if the Parent Company terminates any Liability Coverage Part, the Insureds shall have the right, upon payment of the additional premium described below, to an extension of the coverage granted by such Liability Coverage Part for the Discovery
Period set forth in Item 5(B) of the Declarations following the effective date of such nonrenewal or termination, but only with respect to a covered Wrongful Act taking place prior to the effective date of such nonrenewal or termination. This right of extension shall lapse unless written notice of such election, together with payment of the additional premium due, is given by the Insureds to the Insurer within thirty (30) days following the effective date of termination or nonrenewal.

The premium due for such Discovery Period with respect to any Liability Coverage Part shall equal that percent set forth in Item 5(A) of the Declarations of the Annual Premium for such Liability Coverage Part. The entire premium for such Discovery Period shall be deemed fully earned and non-refundable upon payment.

The Insureds shall not be entitled to elect the Discovery Period under this Subsection 4 with respect to any
Liability Coverage Part if a Discovery Period for such Liability Coverage Part is elected pursuant to Subsection
10(b) of these General Conditions and Limitations.

5	.	LIMIT OF LIABILITY AND RETENTION

For the purposes of this Policy, all Claims arising out of the same Wrongful Act and all Interrelated Wrongful
Acts of the Insureds shall be deemed one Claim, and such Claim shall be deemed to be first made on the date the earliest of such Claims is first made against them, regardless of whether such date is before or during the
Policy Period. All Loss resulting from a single Claim shall be deemed a single Loss.

If a single aggregate Limit of Liability for all Coverage Parts is granted as provided in Item 3(A) of the
Declarations, the amount stated in Item 3(A) of the Declarations shall be the maximum aggregate liability of the Insurer under all Coverage Parts, combined, for each Limit Period, regardless of the number of Claims or losses or the time of payment by the Insurer.

If separate Limits of Liability are granted as provided in Item 3(B) of the Declarations:

A.	the maximum aggregate liability of the Insurer under each Liability Coverage Part for all covered Loss resulting from all Claims first made during each Limit Period shall be the respective Limit(s) of Liability for such Coverage Part as set forth in Item 3(B) of the Declarations, regardless of the time of payment by the Insurer; and

B.	the maximum aggregate liability of the Insurer for all Loss during the Limit Period under all Insuring
Clauses of the Commercial Crime or Bond Coverage Part shall be the aggregate Limit of Liability for such Coverage Part as set forth in the Declarations for such Coverage Part, regardless of the time of payment by the Insurer, provided:

	i.	the maximum liability of the Insurer for each Single Loss under any Insuring Clause of such
Coverage Part shall be the respective Limit of Liability for such Insuring Clause as set forth in the Declarations for such Coverage Part; and

	ii.	if more than one Insuring Clause applies to a Single Loss, the maximum liability of the Insurer under all such Insuring Clauses, combined, with respect to such Single Loss shall be the largest of such applicable Limits of Liability.

The Limits of Liability described in subparagraphs (i) and (ii) above are sublimits which further limit and do not increase the Insurer’s maximum liability under such Coverage Part.

MPGT 001 (04/99)

The Limit of Liability for the Discovery Period, if exercised, shall be part of and not in addition to the Limit of
Liability for the Limit Period. The purchase of the Discovery Period shall not increase or reinstate the applicable Limit of Liability, which shall be the maximum liability of the Insurer for such Limit Period and
Discovery Period, combined.

Defense Costs shall be part of and not in addition to the applicable Limits of Liability set forth in the
Declarations, and Defense Costs shall reduce such Limit of Liability. If the Limit of Liability with respect to the entire Policy or any Coverage Part is exhausted by payment of Loss, the Insurer’s obligations under the entire
Policy or such Coverage Part, respectively, shall be completely fulfilled and extinguished. The Insurer is entitled to pay Loss as it becomes due and payable by the Insureds, without consideration of other future payment obligations.

Except as otherwise provided in this Subsection 5, the Insurer’s liability with respect to Loss arising from each
Claim covered under one or more Liability Coverage Parts, and each Single Loss covered under the
Commercial Crime or Bond Coverage Part, if purchased, shall apply only to that part of Loss which is excess of the applicable Retention Amount set forth in the Declarations for such Coverage Part(s), and such Retention
Amount shall be borne by the Insureds uninsured and at their own risk. If different parts of a single Claim or
Single Loss are subject to different Retentions, the applicable Retentions will be applied separately to each part of such Loss, but the sum of such Retentions shall not exceed the largest applicable Retention.

Any Retention for Indemnified Loss under a Liability Coverage Part shall apply only to (i) Loss which is incurred by Insured Persons and is indemnified by the Company, and (ii) Loss which is incurred by all other
Insureds. No Retention shall apply to Loss which is incurred by Insured Persons and is not indemnified by the
Company.

If the Company is permitted or required by common or statutory law to ultimately indemnify the Insured
Persons for any Loss, or to advance Defense Costs on their behalf, under any Liability Coverage Part and does not in fact do so other than for reasons of Financial Impairment, then the Company shall reimburse and hold harmless the Insurer for the Insurer’s payment or advancement of such Loss up to the amount of the
Retention for Indemnified Loss under the applicable Liability Coverage Part.

6	.	NOTICE

The Insureds shall, as a condition precedent to their rights under any Liability Coverage Part, give to the
Insurer written notice of any Claim made against the Insureds as soon as practicable after any Executive
Officer or the Company’s risk manager first learns of such Claim, but in no event later than ninety (90) days after expiration of the Policy Period or, if exercised, during the Discovery Period.

The Insureds shall, as a condition precedent to their rights under the Commercial Crime or Bond Coverage
Part, give to the Insurer written notice of any Loss within 90 days after such Loss is first discovered by any
Executive Officer or the Company’s risk manager.

If during the Policy Period or the Discovery Period, if exercised, the Insureds first become aware of a specific
Wrongful Act which may reasonably give rise to a future Claim covered under a Liability Coverage Part and during such Policy Period or Discovery Period give written notice to the Insurer of:

		a.	the names of the potential claimants and a description of the specific Wrongful Act which forms the basis of their potential claim,

		b.	the identity of the specific Insureds allegedly responsible for such specific Wrongful Act,

		c.	the consequences which have resulted or may result from such specific Wrongful Act,

		d.	the nature of the potential monetary damages or non-monetary relief which may be sought in consequence of such specific Wrongful Act, and

MPGT 001 (04/99)

		e.	the circumstances by which the Insureds first became aware of such specific Wrongful Act, then any Claim which arises out of such Wrongful Act shall be deemed to have been first made during the Limit Period or Discovery Period, if exercised, in which such written notice was received by the
Insurer. No coverage is provided for fees and expenses incurred prior to the time such notice results in a Claim.

All notices under any provision of this Policy shall be in writing and given by prepaid express courier, certified mail or fax properly addressed to the appropriate party. Notice to the Insureds may be given to the Parent
Company at the address as shown in Item 1 of the Declarations. Notice to the Insurer of any Claim, Wrongful
Act or Loss shall be given to the Insurer at the address set forth in Item 6(A) of the Declarations. All other notices to the Insurer under this Policy shall be given to the Insurer at the address set forth in Item 6(B) of the
Declarations. Notice given as described above shall be deemed to be received and effective upon actual receipt thereof by the addressee or one day following the date such notice is sent, whichever is earlier.

Any notice to the Insurer of any Claim, Wrongful Act or Loss shall designate the Coverage Part(s) under which the notice is being given and shall be treated as notice under only the Coverage Part(s) so designated.

7	.		DEFENSE AND SETTLEMENT

Subject to this Subsection 7, it shall be the duty of the Insureds and not the duty of the Insurer to defend any
Claim.

The Insureds agree not to settle or offer to settle any Claim, incur any Defense Costs or otherwise assume any contractual obligation or admit any liability with respect to any Claim without the Insurer’s written consent. The
Insurer shall not be liable for any settlement, Defense Costs, assumed obligation or admission to which it has not consented. The Insureds shall promptly send to the Insurer all settlement demands or offers received by the Insureds from the claimant(s). However, if the Insureds are able to settle all Claims which are subject to a single Retention for an aggregate amount, including Defense Costs, not exceeding such Retention., the
Insurer’s consent shall not be required for the settlement of such Claims.

With respect to any Claim submitted for coverage under this Policy, the Insurer shall have the right and shall be given the opportunity to effectively associate with, and shall be consulted in advance by, the Insureds regarding (1) the selection of appropriate defense counsel, (2) substantive defense strategies, including without limitation decisions regarding the filing and content of substantive motions, and (3) settlement negotiations.

The Insureds agree to provide the Insurer with all information, assistance and cooperation which the Insurer reasonably requests and agree that in the event of a Claim or Loss the Insureds will do nothing that shall prejudice the Insurer’s position or its potential or actual rights of recovery. The Insurer may make any investigation it deems necessary.

Subject to Subsection 8 of these General Conditions and Limitations, the Insurer shall advance on behalf of the Insureds covered Defense Costs which the Insureds have incurred in connection with Claims made against them, prior to disposition of such Claims, provided that to the extent it is finally established that any such Defense Costs are not covered under this Policy, the Insureds, severally according to their interests, agree to repay the Insurer such Defense Costs.

The Insurer and the Insureds shall not unreasonably withhold any consent referenced in this Subsection 7.

8	.	ALLOCATION

If in any Claim under a Liability Coverage Part the Insureds who are afforded coverage for such Claim incur
Loss jointly with others (including Insureds) who are not afforded coverage for such Claim, or incur an amount consisting of both Loss covered by this Policy and loss not covered by this Policy because such Claim includes both covered and uncovered matters, then the Insureds and the Insurer shall allocate such amount between covered Loss and uncovered loss based upon the relative legal exposures of the parties to covered and uncovered matters.

If there can be an agreement on an allocation of Defense Costs, the Insurer shall advance on a current basis
Defense Costs allocated to covered Loss. If there can be no agreement on an allocation of Defense Costs, the Insurer shall advance on a current basis Defense Costs which the Insurer believes to be covered under

MPGT 001 (04/99)

this Policy until a different allocation is negotiated, arbitrated or judicially determined. Any advancement of
Defense Costs shall be subject to, and conditioned upon receipt by the Insurer of, a written undertaking by the
Insureds that such advanced amounts shall be repaid to the Insurer by the Insureds severally according to their respective interests if and to the extent the Insureds shall not be entitled under the terms and conditions of this Policy to coverage for such Defense Costs.

Any negotiated, arbitrated or judicially determined allocation of Defense Costs on account of a Claim shall be applied retroactively to all Defense Costs on account of such Claim, notwithstanding any prior advancement to the contrary. Any allocation or advancement of Defense Costs on account of a Claim shall not apply to or create any presumption with respect to the allocation of other Loss on account of such Claim or any other
Claim.

9	.	OTHER INSURANCE

If any Loss under this Policy is insured under any other valid and collectible policy(ies), prior or current, then this Policy shall cover such Loss, subject to its limitations, conditions, provisions and other terms, only to the extent that the amount of such Loss is in excess of the amount of such other insurance whether such other insurance is stated to be primary, contributory, excess, contingent or otherwise, unless such other insurance is written only as specific excess insurance over the Limits of Liability provided in this Policy.

10	.	TRANSACTIONS CHANGING COVERAGE

		a.	Acquisition or Creation of Another Organization or Plan

If, during the Policy Period, the Company:

			i.	acquires voting securities in another organization or creates another organization, which as a result of such acquisition or creation becomes a Subsidiary;

			ii.	acquires any organization by merger into or consolidation with the Company; or

			iii.	with respect to the Fiduciary Liability Coverage Part if purchased, creates a Plan,

then, subject to all terms and conditions of this Policy, such organization, Plan and its Insureds shall be covered under this Policy but only with respect to covered Wrongful Acts (under a Liability

Coverage Part) taking place or covered Loss (under the Commercial Crime or Bond Coverage Part, if purchased) sustained after such acquisition or creation unless the Insurer agrees to provide coverage by endorsement for Wrongful Acts taking place or Loss sustained prior to such acquisition or creation.

If the total assets of such acquired organization as reflected in the organization’s then most recent consolidated financial statements exceeds twenty-five percent (25%) of the total assets of the Parent
Company as reflected in the Parent Company’s then most recent consolidated financial statements, the Parent Company, as a condition precedent to coverage with respect to such Insureds, shall give written notice of such acquisition or creation to the Insurer as soon as practicable and shall pay any reasonable additional premium required by the Insurer.

b.		Acquisition of Parent Company

If, during the Policy Period, any of the following events occurs:

	i.	the acquisition of the Parent Company, or of all or substantially all of its assets, by another entity, or the merger or consolidation of the Parent Company into or with another entity such that the Parent Company is not the surviving entity; or

	ii.	the obtaining by any person, entity or affiliated group of persons or entities of the right to elect, appoint or designate at least fifty percent (50%) of the directors of the Parent Company;

then coverage under this Policy will continue in full force and effect until termination of this Policy, but only with respect to Claims for covered Wrongful Acts (under a Liability Coverage Part) taking place or covered Loss (under the Commercial Crime or Bond Coverage Part, if purchased) sustained before

MPGT 001 (04/99)

such event. Coverage under this Policy will cease as of the effective date of such event with respect to Claims for Wrongful Acts (under a Liability Coverage Part) taking place and Loss (under the
Commercial Crime or Bond Coverage Part, if purchased) sustained after such event.

If such event occurs, the Insureds shall have the right, upon payment of the additional premium described below, to an extension of the coverage described in the preceding paragraph for either a 1 year, 3 year, or 6 year Discovery Period following the termination of the Policy Period; but the Insurer may, in its sole discretion and subject to any additional terms, conditions and premiums required by the Insurer, agree by written endorsement to this Policy to any other Discovery Period requested by the Insureds. This extension of coverage shall apply to those Coverage Parts with respect to which the Insureds elect the coverage extension. This right of extension shall lapse unless written notice of such election, together with payment of the additional premium due, is given by the Insureds to the
Insurer within forty-five (45) days following the effective date of such event.

Upon request from any Insured, the Insurer shall notify such Insured of the additional premium amount for this extension of coverage.

The Insureds shall not be entitled to elect this extension of coverage if a Discovery Period is elected pursuant to Subsection 4 of these General Conditions and Limitations.

c.	Cessation of Subsidiaries

If before or during the Policy Period an organization ceases to be a Subsidiary, coverage with respect to such Subsidiary and its Insureds shall continue until termination of this Policy. Such coverage continuation shall apply only with respect to Claims for covered Wrongful Acts (under a Liability
Coverage Part) taking place and covered Loss (under the Commercial Crime or Bond Coverage Part, if purchased) sustained prior to the date such organization ceased to be a Subsidiary.

d.	Termination of Plan

If before or during the Policy Period a Plan is terminated, coverage with respect to such Plan and its
Insureds under the Fiduciary Liability Coverage Part (if purchased) shall continue until termination of this Policy. Such coverage continuation shall apply with respect to Claims for Wrongful Acts taking place prior to or after the date the Plan was terminated.

11	.		REPRESENTATIONS AND SEVERABILITY

The Insureds represent and acknowledge that the statements contained in the Application and any materials submitted or required to be submitted therewith (all of which shall be maintained on file by the Insurer and be deemed attached to and incorporated into this Policy as if physically attached), are true and: (i) are the basis of
this Policy and are to be considered as incorporated into and constituting a part of this Policy; and (ii) shall be deemed material to the acceptance of this risk or the hazard assumed by the Insurer under this Policy. This
Policy is issued in reliance upon the truth of such representations.

In the event the Application, including materials submitted or required to be submitted therewith, contains any misrepresentation or omission:

		a.	made with the intent to deceive, or

		b.	which materially affects either the acceptance of the risk or the hazard assumed by the Insurer under this Policy;

this Policy shall be void ab initio as to (i) any Company and any Plan if any Executive Officer knew the facts that were not truthfully disclosed in the Applications, and (ii) any Insured Persons who knew the facts that were not truthfully disclosed in the Application, whether or not such Executive Officer or Insured Person knew the
Application contained such misrepresentation or omission. Such knowledge shall not be imputed to any other
Insured Persons.

MPGT 001 (04/99)

12	.	TERMINATION OF POLICY

This Policy shall terminate at the earliest of the following times:

		a.	the effective date of termination specified in a prior written notice by the Parent Company to the
Insurer, provided this Policy may not be terminated by the Parent Company (i) after the effective date of an event described in Subsection 10(b) of these General Conditions and Limitations, or (ii) if the
Policy Period is longer than one (1) year;

		b.	upon expiration of the Policy Period as set forth in Item 2(A) of the Declarations;

		c.	twenty (20) days after receipt by the Parent Company of a written notice of termination from the
Insurer for failure to pay a premium when due, unless the premium is paid within such twenty (20)
days period; or

		d.	at such other time as may be agreed upon by the Insurer and the Parent Company.

The Insurer may not terminate this Policy prior to expiration of the Policy Period, except as provided above for non-payment of a premium. The Insurer shall refund the unearned premium computed pro rata. Payment or tender of any unearned premium by the Insurer shall not be a condition precedent to the effectiveness of such termination, but such payment shall be made as soon as practicable.

13	.	TERRITORY AND VALUATION

All premiums, limits, retentions, Loss and other amounts under this Policy are expressed and payable in the currency of the United States of America. If judgment is rendered, settlement is denominated or another element of Loss under any Liability Coverage Part is stated in a currency other than United States of America dollars, payment under this Policy shall be made in United States dollars at the rate of exchange as of 12:01
A.M. on the date the final judgment is reached, the amount of the settlement is agreed upon or the other element of Loss is due, respectively.

Coverage under this Policy shall extend to Wrongful Acts taking place or Claims made or Loss sustained anywhere in the world.

14	.	SUBROGATION

In the event of any payment under this Policy, the Insurer shall be subrogated to the extent of such payment to all the Insureds’ rights of recovery, including without limitation the Insured Persons’ rights to indemnification or advancement from the Company. The Insureds shall execute all papers required and shall do everything necessary to secure and preserve such rights, including the execution of such documents necessary to enable the Insurer effectively to bring suit or otherwise pursue subrogation rights in the name of the Insureds.

15	.	ACTION AGAINST THE INSURER

No action shall lie against the Insurer unless, as a condition precedent thereto, there shall have been full compliance with all the terms of this Policy. No person or organization shall have any right under this Policy to join the Insurer as a party to any action against Insureds to determine the Insured’s liability nor shall the
Insurer be impleaded by the Insureds or their legal representatives. Bankruptcy or insolvency of an Insured or of the estate of any Insured Person shall not relieve the Insurer of its obligations nor deprive the Insurer of its rights or defenses under this Policy.

16	.	AUTHORIZATION CLAUSE

By acceptance of this Policy, the Parent Company agrees to act on behalf of the Insureds with respect to the giving and receiving of notice of Claim or Loss or termination, the payment of premiums and the receiving of any return premiums that may become due under this Policy, the agreement to and acceptance of endorsements, and the giving or receiving of any notice provided for in this Policy (except the giving of notice to apply for the Discovery Period), and the Insureds agree that the Parent Company shall act on their behalf.

MPGT 001 (04/99)

17	.	ALTERATION, ASSIGNMENT AND HEADINGS

No change in, modification of, or assignment of interest under this Policy shall be effective except when made by a written endorsement to this Policy which is signed by an authorized representative of the Insurer.

The titles and headings to the various parts, sections, subsections and endorsements of the Policy are included solely for ease of reference and do not in any way limit, expand or otherwise affect the provisions of such parts, sections, subsections or endorsements.

18	.	ARBITRATION

Only if requested by the Insureds, the Insurer shall submit any dispute, controversy or claim arising out of or relating to this Policy or the breach, termination or invalidity thereof to final and binding arbitration pursuant to such rules and procedures as the parties may agree. If the parties cannot so agree, the arbitration shall be administered by the American Arbitration Association in accordance with its then prevailing commercial arbitration rules. The arbitration panel shall consist of one arbitrator selected by the Insureds, one arbitrator selected by the Insurer, and a third independent arbitrator selected by the first two arbitrators. In any such arbitration, each party will bear its own legal fees and expenses.

MPGT 001 (04/99)

		Investment Company Bond
	ACE American Insurance Company		Coverage Part

DECLARATIONS

Policy No. DON G24581378 009
		Item 1.	Item 2.
		Coverages Purchased and
		Single Loss Limits Liability
	Coverage		Single Loss Deductibles:
A.	Employee Dishonesty – Insured Indemnity	$6,000,000	$25,000
B.	Employee Dishonesty – Employee Benefit	$6,000,000	$0
	Plan Indemnity
C.	Property	$6,000,000	$25,000
D.	Financial Documents	$6,000,000	$25,000
E.	Defective Signatures	$6,000,000	$25,000
F.	Servicing Contractors	$6,000,000	$25,000
G.	Computer Fraud/Fraudulent	$6,000,000	$25,000
	Transfer Instructions
H.	Claims Expense	$100,000	$5,000
I.	Stop Payment Order Liability	$100,000	$5,000
J.	Uncollectible Items of Deposit	$100,000	$5,000
K.	Unauthorized Signature	$100,000	$5,000
Item 3.	Endorsements to this Coverage Part Effective at Inception:
	CC1K11i (02/18) – Signatures
	MPLA001aNY (01/09) – New York Amendatory
	MPLL001NY (10/91) – New York Changes-Transfer of Duties
	MPNR001NY (04/98) – New York NonRenewal Amendatory
	MP-4Z66 (05/00) – New York Amendatory (Regulation 121 – Claims Made)
	MPP/ICBB (04/10) – SEC Cancellation
	MPP/ICBB (04/10) – Amend Deductible
	MS-5577 (03/17)- Social Engineering
	PF-46422 (07/15) – Trade or Economic Sanctions Endorsement
	ALL-20887a (03/16) – ACE Producer Compensation Practices & Policies

PF-17914a (04/16) – U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) Advisory Notice

Item 4.	Effective Date: 12/11/2018
Item 5.	Aggregate Limit of Liability:
$6,000,000 for all Loss in Limit Period under all Insuring Clauses combined.

Date: 12/14/2018

Investment Company Bond
Coverage Part
I.	INSURING CLAUSES
The Insurer agrees with the Insured, that in accordance with the Insuring Clauses for which coverage is granted in
Item 1 of the Declarations, and subject to all terms, Definitions, Exclusions and Conditions of this Investment
Company Bond Coverage Part, to indemnify the Insured for:
	A.	Employee Dishonesty
Loss resulting directly from dishonest or fraudulent acts by an Employee acting alone or in collusion with others, which acts were committed by the Employee with the intent to cause the Insured to sustain the loss or to obtain an Improper Personal Gain.
	B.	Employee Dishonesty - Employee Benefit Plan
Loss of funds or other property intended to be used by an Employee Benefit Plan to pay benefits resulting directly from dishonest or fraudulent acts committed by an Employee or plan fiduciary (as defined in ERISA)
while handling those funds or property.
	C.	Property
Loss of Property resulting directly from Theft, False Pretense, misplacement, mysterious unexplainable disappearance, physical damage thereto or destruction thereof, wherever situated including in transit.
	D.	Financial Documents
Loss resulting directly from the Insured having in good faith:
		a.	relied on a Forgery or Alteration;
		b.	relied on an Original Financial Document that was, at the time the Insured acted upon it, lost or stolen;
		c.	relied on a Financial Document that was a Counterfeit; or
		d.	guaranteed in writing or witnessed any endorsement or signature on an assignment, bill of sale, guarantee, or power of attorney which transferred a Financial Document or uncertificated security.
Actual physical possession, and continued actual physical possession if taken as collateral, of the Financial
Document by:
(1) the Insured or its authorized custodial agent, or
(2) a financial institution, or its authorized custodial agent to which (a) the Insured sold, in whole or in part, a loan for which the Financial Document represents collateral, and (b) the Insured remains liable to repurchase the loan pursuant to a written contract.
is a condition precedent to the Insured having relied on a Financial Document.

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E.	Defective Signatures
Loss resulting directly from the Insured having in good faith, in connection with any loan, relied on any:
	a.	deed conveying real property;
	b.	mortgage, deed of trust, or like instrument, pertaining to real property; or
	c.	assignment of such instruments
which is defective because the signature of any person thereon was obtained through trick, artifice, fraud or false pretenses.
F.	Servicing Contractors
Loss resulting directly from dishonest or fraudulent acts committed by any Servicing Contractor, if the acts:
	a.	were committed with the intent to:
(1) cause the Insured to sustain that loss; and
(2) obtain an Improper Personal Gain for the Servicing Contractor, and
	b.	resulted in an Improper Personal Gain for the Servicing Contractor.
G.	Computer Fraud/Fraudulent Funds Transfer
Loss resulting directly from the Insured having in good faith transferred funds or Property or otherwise given value because of:
	a.	the fraudulent modification or destruction of Electronic Data or Electronic Computer Instructions,
including that caused by Computer Virus, (1) within a Computer System operated by the Insured; or (2)
while being electronically transmitted through communication lines, including satellite links, from a
Computer System operated by the Insured to a Computer System operated by a customer while the
Insured is acting as a Service Bureau for that customer, if the fraudulent acts were committed by a person with the intent to obtain an improper financial benefit;
	b.	the fraudulent preparation or modification of Electronic Computer Instructions by a person with the intent to cause the loss to the Insured and to obtain an improper financial benefit;
	c.	The fraudulent entry of data into a Computer System or Communications Terminal operated by the
Insured or an Electronic Communication Customer, but which data was not in fact sent by the Insured or the Electronic Communication Customer, or which data were fraudulently modified during transit
(physical or electronic) between Computer Systems or Communications Terminals;
	d.	a fraudulent voice initiated funds transfer instruction, directed to the Insured by telephone from or purportedly from an Electronic Communication Customer, if the instruction was not made by or at the direction of a person who is authorized to initiate a transfer according to the written agreement between
Insured and the Electronic Communication Customer and the instruction was Tested; or
	e.	a fraudulent communication by Fax or other Tested written communication sent or apparently sent between the Insured and an Electronic Communication Customer if the communication was either not sent by the Insured or the Electronic Communication Customer, or it was fraudulently modified during transit between the Insured and the Electronic Communication Customer.

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H.		Claims Expense

Necessary and reasonable professional fees and expenses incurred and paid by the Insured, with prior approval of the Insurer, to determine the existence, amount and extent of a loss in excess of the retention if the loss is in fact covered under any other Insuring Clause of this Investment Company Bond Coverage Part.

I.		Stop Payment Order Liability

Loss which the Insured is legally obligated to pay and pays to a customer resulting directly from:

	a.	compliance with or failure to comply with the request of the customer, or an authorized agent of the customer, to stop payment on any draft made or drawn upon or against the Insured by the customer or by an authorized agent of the customer; or

	b.	refusal to pay any draft made or drawn upon or against the Insured by the customer or by an authorized agent of the customer.

J.		Uncollectible Items of Deposit

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's shareholder's or subscriber's
Mutual Fund Account; or

Loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Clause applies to all Mutual Funds with "exchange privileges" if all Funds in the exchange
		program are insured by the Insurer for Uncollectible Items of Deposit.	Regardless of the number of
transactions between Funds, the minimum number of days of deposit within the Funds before withdrawal as declared in the Funds prospectus shall begin from the date a deposit was first credited to any Insured Fund.

	K.	Unauthorized Signatures

Loss resulting directly from the Insured having accepted, paid or cashed any check, withdrawal order or draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory of such account.

It shall be a condition precedent to the Insured's right to recovery under this Insuring Clause that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

II.	DEFINITIONS

For purposes of coverage under this Investment Company Bond Coverage Part:

	A.	Alteration means material modification of an Original Financial Document for a fraudulent purpose by a person other than the person who prepared the Original Financial Document.

	B.	Automated Clearing House means any corporation or association which operates an electronic clearing and transfer mechanism for the transfer of preauthorized recurring debits and credits between financial institutions on behalf of the financial institutions' customers.

MPAB 001 (12/99)

C.	Central Depository means any clearing corporation, including any Federal Reserve Bank of the United
States, where as the direct result of an electronic clearing and transfer mechanism entries are made on the books reducing the account of the transferor, pledgor or pledgee and increasing the account of the transferee, pledgee or pledgor by the amount of the obligation or the number of shares or rights transferred, pledged or released.

D.	Computer System means computers with related peripheral components, including storage components wherever located; systems and applications software; terminal devices; and related local or wide area communication networks, but not the Internet; by which data are electronically collected, transmitted, processed, stored and retrieved.

E.	Communications Terminal means any teletype, teleprinter or video display terminal or similar device capable of sending or receiving information electronically and equipped with a keyboard.

F.	Computer Virus means a set of unauthorized instructions, programmatic or otherwise, that propagate themselves through a Computer System operated by the Insured and which were maliciously introduced into the system by a person other than by an identifiable Employee.

G.	Counterfeit means:

	a.	with respect to certificated securities: an imitation which is intended to deceive, and resembles or apparently intends to resemble or to be taken as the original; or

	b.	with respect to other Financial Documents: an imitation which is intended to deceive, and to be taken as the original.

H.	Electronic Communication means any communication initiated through a Computer System, a Fax, Telex,
TWX and any other electronically transmitted communication.

I.	Electronic Communication Customer means:

	a.	a natural person or entity authorized by written agreement with the Insured to initiate funds transfer by
Fax or other Electronic Communication or by telephone;

	b.	an Automated Clearing House;

	c.	an office of the Insured;

	d.	a financial institution; and

	e.	a Central Depository handling Electronic Securities.

J.	Electronic Communication System means electronic communication operations by Fedwire, Clearing
House Inter bank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication
(SWIFT), Clearing House Automated Payment System (CHAPS), an Automated Clearing House Association
which is a member of the National Automated Clearing House Association and similar automated communication systems in use by the Insured.

K.	Electronic Computer Instructions means computer programs, for example, facts or statements converted to a form usable in a Computer System to act upon Electronic Data.

L.	Electronic Data means facts or information converted to a form usable in a Computer System and which are stored on Electronic Data Processing Media for use by computer programs.

M.	Electronic Data Processing Media means the punched cards, magnetic tapes, punched tapes or magnetic discs or other bulk media on which Electronic Data are recorded.

MPAB 001 (12/99)

N.	Electronic Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer which:
	a.	is a type commonly dealt in upon securities exchanges or markets; and
	b.	is either one of a class or series or by its terms is divisible into a class or series of shares, participation's, interests or obligations; and
	c.	(1) is not represented a paper certificate, or
(2) is part of a master or global paper certificate, or
(3) represents a paper certificate that has been surrendered by a financial institution and has been combined into a master depository note with the paper certificates being immobilized and individually shown as an electronic entry on the account of the transferor, pledgor or pledgee on the books of a Central Depository.
O.	Employee means
	a.	any of the Insured's officers, partners, or employees; and
	b.	any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets of capital stock of, such predecessor; and
	c.	attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the
Insured; and
	d.	guest students pursuing their studies or duties in any of the Insured's offices; and
	e.	directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record-keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured; and
	f.	any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured by contract, or by an agency furnishing temporary personnel on a contingent or part-time basis; and
	g.	each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under sub-section (i) hereof; and
	h.	those persons so designated in Condition N. Central Handling of Securities; and
	i.	any officer, partner or Employee of

a)	an investment advisor,
b)	an underwriter (distributor),
c)	a transfer agent or shareholder accounting record-keeper, or
d)	an administrator authorized by written agreement to keep financial and/or other required records,

MPAB 001 (12/99)

for an Investment Company named as Insured, while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the
Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the
Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the advisor, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in sub-sections (f) and (g) of the definition of
Employee and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Investment Company Bond Coverage Part, excepting, however, Condition L.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

P.	Employee Benefit Plan means a benefit plan subject to the requirements of ERISA which is sponsored solely by the Insured for its Employees.

Q.	False Pretense means the transfer of Property as the direct result of a fraudulent representation made by a person to the Insured, which must be in possession of the Property at the time of the fraudulent representation and the transfer of the Property.

R.	Fax means a facsimile communication system or similar communication system utilizing teleprocessed imagery that produces a paper copy of a document, but does not mean an Electronic Communication sent by
Telex, TWX or an Electronic Communication System.

S.	Financial Document means a physical document which:

	a.	is a Negotiable Instrument;

	b.	is a letter of credit;

	c.	is a written instruction directed to the Insured from, or purportedly from, a customer, Employee or financial institution, of a type customarily prepared by a customer, Employee or financial institution, and upon which the Insured ordinarily acts to cause a deposit, withdrawal or transfer of funds;

d.	is considered as a matter of law to be primary evidence of:

(1) the right to ownership or possession of property; or

(2) a debt owed directly or contingently;

e.	creates or discharges a lien on property;

f.	ordinarily has value transferred by endorsement or assignment coupled with delivery; or

g.	is Money

but does not include: (1) traveler's checks; (2) data which exists in a Computer System in electronic form, and
(3) bills of lading, dock warrants, dock receipts, warehouse receipts or orders for the delivery of goods including without limitation, any document which evidences or purports to evidence that the holder is entitled to receive, hold and dispose of the document and the goods it covered.

MPAB 001 (12/99)

T.	Forgery means the signing on an Original Financial Document of the name of another person or organization, including a facsimile signature, without authority with intent to deceive; it does not include a signature consisting in whole or in part of one's own name, signed with or without authority, in any capacity, for any purpose.

U.	Improper Personal Gain means an unlawful financial benefit obtained by:

	a.	an Employee or Servicing Contractor; or

	b.	persons with whom the Employee was acting in collusion, provided that the Insured establishes that the
Employee intended to participate in such benefit; and

	c.	an innocent third party, provided that the Insured establish that the Employee transferred funds or
Property to the benefit of such third party with the knowledge that such third party was not entitled to such funds or Property, and the funds or Property are not recoverable by the Insured.

The term does not include any type of benefits earned in the course of employment, including salary, salary increases, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other emoluments, nor any benefit which any officer or director of the Insured not in collusion with the Employee was aware that the Employee was receiving.

V.	Insured means the Parent Company and the Subsidiaries. Insured as used in Insuring Clause B. includes any Employee Benefit Plan.

W.	Items of Deposit means one or more checks or drafts.

X.	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

Y.	Negotiable Instrument means any document which

	a.	is signed by the maker or drawer;

	b.	contains an unconditional promise or order to pay a sum certain in money and no other promise, order, obligation or power given by the maker or drawer;

	c.	is payable on demand or at a definite time; and

	d.	is payable to order or bearer.

Z.	Original Financial Document means a Financial Document which has been completed, with or without signature, by natural persons who were acting with authority in completing the document at the time it was completed.

AA.	Property means Financial Documents, Electronic Data Processing Media, Electronic Data, gems, jewelry, precious metals in bars or ingots, and all other tangible items of personal property owned by the Insured, or for which the Insured is legally liable other than as lessee.

BB.	Service Bureau means a person or entity authorized by written agreement to perform data processing services for others using Computer Systems.

CC.	Servicing Contractor means any person or entity (other than an Employee) authorized by the Insured to act for the Insured in the capacity of:

	a.	servicer of real estate mortgage or home improvement loans made, held by or assigned to the Insured;
or

MPAB 001 (12/99)

		b.	manager of real property owned by or under the supervision or control of the Insured as evidenced by a written contract customarily used by the Insured for that purpose, and only while the person or entity is acting within the general scope of those duties. The partners, officers, directors and employees of a
Servicing Contractor shall collectively be deemed to be one person for all purposes of this Coverage
Part.

	DD.	Single Loss means all covered loss, including Claims Expense covered under Insuring Clause H., resulting from:

		a.	any one act or series of related acts of Theft, False Pretense or attempt thereat, in which no Employee is implicated, or

		b.	any one act or series of related unintentional or negligent acts or omissions on the part of any person
(whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

		c.	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person
(whether an Employee or not) or in which such person is implicated, or

		d.	any one casualty or event not specified in (a), (b) or (c) preceding.

	EE.	Tested means:

		a.	As respects Fax, Telex, TWX or other means of written communication: a method of authenticating the contents of the written communication by affixing to it a valid test key that has been exchanged between the Insured and a customer, an office of the Insured or another financial institution; and

		b.	as respects voice: a call-back prior to acting on the instruction to a person authorized by written agreement with the Insured to authenticate the instruction, other than a call to the person who purportedly initiated the instruction, provided the instruction and call-back are recorded.

	FF.	Theft means robbery, burglary, and any other unlawful taking not accomplished by trick or false representation.

III.	EXCLUSIONS

A.	This Investment Company Bond Coverage Part does not apply to:

	1	.	loss resulting directly or indirectly from dishonest or fraudulent acts by any Employee, except when covered under Insuring Clauses A. or B.;

	2	.	loss resulting directly or indirectly from trading whether or not committed by an Employee and whether or not in the name of the Insured and whether or not in a genuine or fictitious account;

	3	.	loss of trade secrets, confidential processing methods, customer lists, or other confidential or proprietary information of any kind;

	4	.	loss to one or more of the Insureds which benefits another of the Insureds;

	5	.	loss caused by a customer after discovery by a director or officer of the Insured of an actual or potential loss of the type covered hereunder caused by that customer;

	6	.	a loss resulting directly or indirectly from:

MPAB 001 (12/99)

(1) riot or civil commotion outside any country in which the Insured has an office which is permanently staffed by an Employee, or loss due to war or insurrection, except for loss of
Property in transit, if when such transit was initiated, there was no knowledge of such riot, civil commotion, war or insurrection on the part of the Insured in initiating such transit;

(2) the effect of nuclear fission or fusion or radioactivity;

(3) any event with respect to which notice has been given prior to the Effective Date set forth in Item
4. of the Declarations of this Investment Company Bond Coverage Part under any policy or bond providing the same or similar coverage to that afforded under this Investment Company Bond
Coverage Part;

(4) any event which is not discovered during the Policy Period, and not reported in the form and substance provided in Subsection 6. of the General Conditions and Limitations of this Policy;

(5) circumstances or occurrences known to any Executive Officer or the Company’s risk manager prior to the inception of this Investment Company Bond Coverage Part;

	7	.	loss which could have been recovered, but was not recovered, due to the failure of the Insured to pursue reasonable efforts to make recovery from persons responsible for causing it;

	8	.	damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this Investment Company Bond Coverage
Part;

	9	.	loss of use of funds or Property;

	10	.	potential income, including but not limited to interest and dividends, not realized by the Insured;

	11	.	the insolvency of another financial or depository institution.

B.	Exclusions Applicable to Insuring Clause A. Only

	a.		Insuring Clause A. does not apply to loss resulting directly or indirectly from:

(1) acts of any Employee which are committed after any director or officer of the Insured, not in collusion with the Employee, learns of any dishonest or fraudulent act committed by the
Employee, whether in the employment of the Insured or otherwise, and whether or not of the type covered under this Insuring Clause, unless the acts occurred prior to the Employee's employment with the Insured and involved a loss of less than $10,000; or

(2) any transaction which is or purports to be a loan or other extension of credit to or from the
Insured, including the acquisition of false or genuine accounts, invoices, notes or agreement;

	b.	Insuring Clause A. does not apply to loss covered under Insuring Clause B.

C.	Exclusions Applicable to Insuring Clause B. Only

Insuring Clause B. does not apply to loss resulting directly or indirectly from acts of any Employee which are committed after any director or officer of the Insured, not in collusion with the Employee, learns of any dishonest or fraudulent act committed by the Employee, whether in the employment of the Insured or otherwise, and whether or not of the type covered under this Insuring Clause, unless the acts occurred prior to the Employee's employment with the Insured and involved a loss of less than $10,000.

MPAB 001 (12/99)

D.	Exclusions Applicable to Insuring Clause C. Only

Insuring Clause C. does not apply to loss:

	a.	of Property while in customers' safe deposit boxes;

	b.	of Property surrendered away from an office or premises of the Insured as a result of a threat:

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the
Insured of any such threat; or

(2) to do damage to the offices, premises or property of the Insured.

	c.	of Property lost while in the mail;

	d.	of Electronic Data Processing Media or Electronic Data lost in transit other than by armored motor vehicle;

	e.	of personal property not specifically enumerated in the definition of Property, for which the Insured is legally liable if the Insured has any other insurance, regardless of amount, under which the property is covered; and in all events after 60 days from the date the Insured became legally liable for the property;
or

	f.	resulting directly or indirectly from:

(1) any forgery, alteration or counterfeiting;

(2) erroneous credits to a depositor's account, unless payment or withdrawal is physically received by the depositor or representative of the depositor who is within the office of the Insured at the time of the payment or withdrawal;

(3) items of deposit which are not finally paid for any reason, including but not limited to forgery or any other fraud;

(4) Electronic Communications or telephonic communications; or

(5) any transaction which is or purports to be a loan or other extension of credit to or from the
Insured, including the acquisition of false or genuine accounts, invoices, notes or agreements;

E.	Exclusions Applicable to Insuring Clause D. Only

Insuring Clause D. does not apply to loss resulting directly or indirectly from:

	a.	any document presented as a copy;

	b.	items of deposit which are not finally paid, or for which provisional credit it is otherwise properly revoked, for any reason, including but not limited to forgery or any other fraud; or

	c.	a fraudulent entry of Data into, or change, modification, or destruction of data elements or programs within a Computer System operated or used by the Insured.

F.	Exclusion Applicable to Insuring Clause E. Only

Insuring Clause E. does not apply to loss resulting directly or indirectly from any document presented as a copy.

	G.	Exclusions Applicable to Insuring Clause F. Only
Insuring Clause F. does not apply to loss resulting directly or indirectly from:
		a.	any transaction which is or purports to be a loan or other extension of credit to a Servicing Contractor, including "warehousing" of mortgage loans, whether procured in good faith or through fraud or false pretenses;
		b.	the failure of any Servicing Contractor to collect or receive Money for the account of the Insured, notwithstanding any agreement between the Servicing Contractor and the Insured; or
		c.	the failure to remit Money collected or received for the account of the Insured by any Servicing
Contractor unless the Servicing Contractor is legally liable to the Insured for loss of the Money.
	H.	Exclusions Applicable to Insuring Clause G. Only
Insuring Clause G. does not apply to loss resulting directly or indirectly from:
		a.	liability assumed by the Insured under any contract unless such liability would have attached to the
Insured in the absence of such agreement;
		b.	a threat to do bodily harm to any person, or to do damage to the premises or property of the Insured;
		c.	forged, altered or fraudulent Financial Documents used as source documentation in the preparation of
Electronic Data or manually keyed in a Communication Terminal;
		d.	Financial Documents except as converted to Electronic Data and then only in such converted form;
		e.	resulting directly or indirectly from the accessing of any confidential information, including but not limited to trade secret information, computer programs or customer information;
		f.	resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Data Processing Media failure or breakdown, any malfunction or error in programming, or errors or omissions in processing;
		g.	the input of Electronic Data at an authorized terminal of an electronic funds transfer system or a customer communication system by a customer or other person who had authorized access to the customer's authentication mechanism; or
		h.	fraudulent features contained in Electronic Computer Instructions developed for sale to, or that are sold to, multiple customers at the time of their acquisition from a vendor or consultant.
	I.	Exclusion Applicable to Insuring Clause J. Only
Insuring Clause J. does not apply to loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.
IV.	OTHER CONDITIONS
	A.	DISCOVERY

This Investment Company Bond Coverage Part applies to loss discovered by the Insured during the Policy
Period. Discovery occurs when any Executive Officer or the Company's risk manager first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this Investment
Company Bond Coverage Part has been or will be incurred, regardless of when the acts or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

MPAB 001 (12/99)

Discovery also occurs when any Executive Officer or the Company's risk manager receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a Loss under this Investment Company Bond Coverage Part.

B.	LIMIT OF LIABILITY

With respect to this Investment Company Bond Coverage Part only, and notwithstanding anything to the contrary in General Condition and Limitation No. 5 of this Policy, the payment of any loss under this
Investment Company Bond Coverage Part shall not reduce the liability of the Insurer for other losses covered under this Investment Company Bond Coverage Part. If a single aggregate Limit of Liability for all Coverage
Parts is granted as provided in Item 3(A) of the Declarations of this Policy, the payment of loss under this
Investment Company Bond Coverage Part shall reduce the liability of the Insurer for losses covered under any Liability Coverage Parts.

The most the Insurer will pay for loss resulting from any Single Loss is the applicable Limit of Liability shown in Item 3 of the Declarations; provided, however, that regardless of the number of years this Investment
Company Bond Coverage Part remains in force or the number of premiums paid, no Limit of Liability cumulates from year to year or period to period.

C.	SINGLE LOSS COVERED BY SINGLE INSURING CLAUSE

The Insurer will pay for loss resulting from a Single Loss under only a single Insuring Clause. If two or more
Insuring Clauses of this Investment Company Bond Coverage Part apply to a Single Loss, the Insured may elect the Insuring Clause under which it will seek coverage. In no event will the Insurer pay more than the applicable Limit of Liability under the applicable Insuring Clause in respect of such Single Loss.

D.	DEDUCTIBLE

The Insurer will not pay for loss resulting from a Single Loss unless the amount of such loss exceeds the applicable Single Loss deductible shown in Item 2 of the Declarations. The Insurer will then pay the amount in excess of such deductible, subject to the applicable Limit of Liability.

There shall be no deductible applicable to any loss under Insuring Clause A. sustained by any Investment
Company named as Insured herein.

E.	NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST THE INSURER

	(a)	Within six (6) months after such discovery, the Insured shall furnish to the Insurer proof of loss, duly sworn to, with full particulars;

	(b)	Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith;

	(c)	Legal proceedings for the recovery of any Loss hereunder shall not be brought prior to the expiration of sixty (60) days after the original proof of loss is filed with the Insurer or after the expiration of twenty-
four (24) months from the discovery of such Loss;

	(d)	If any limitation embodied in this Investment Company Bond Coverage Part is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law;

	(e)	This Investment Company Bond Coverage Part affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

MPAB 001 (12/99)

F.	VALUATION

	(1)	Money

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange as of 12:01 a.m. on the date of discovery of the loss.

	(2)	Electronic Data Processing Media

In case of loss of, or damage to Electronic Data Processing Media used by the Insured in its business, the Insurer shall be liable only if such items are actually reproduced by other Electronic Data
Processing Media of the same kind or quality and then for not more than the cost of the blank media plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such Electronic Data Processing Media, subject to the applicable
Limit of Liability.

	(3)	Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Insurer shall be liable only if such books or record are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

	(4)	Property other than Money, Securities, Records, or Media

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records or Electronic Data Processing Media, the Insurer shall not be liable for more than the actual cash value, with proper deduction for depreciation, of such Property. The Insurer may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Insurer and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

	(5)	Electronic Data

In case of loss of Electronic Data the Insurer shall be liable under Insuring Clause C. of this Investment
Company Bond Coverage Part only if such data is actually reproduced by other Electronic Data of the same kind or quality and then for not more than the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such Electronic Data.

However, if such Electronic Data cannot be reproduced and said Electronic Data represents securities, or financial instruments having a value, then the loss will be valued as indicated in paragraph 5 of this
Condition.

(6)	Set-Off

Any loss covered under this Investment Company Bond Coverage Part shall be reduced by all money and property received by the Insured from any source in connection with any matter from which a loss has arisen, including payment of principal, interest, dividends, commissions and the like, whenever and however paid. Any loss covered under this Investment Company Bond Coverage Part shall be reduced by a set-off consisting of any amount owed to the Employee (or to his or her assignee) causing the loss if such loss is covered under Insuring Clause A.

MPAB 001 (12/99)

G.	SECURITIES SETTLEMENT AND VALUATION

In the event of a loss of securities covered under Insuring Clause C. of this Investment Company Bond
Coverage Part, the Insured shall, subject to the conditions stated below, first attempt to replace the lost securities by use of a letter of indemnity issued by it. In the event that it is unable to replace the lost securities by a letter of indemnity, the Insured shall, subject to the Insurer's prior consent, secure a lost instrument bond for the purpose of obtaining the issuance of duplicate securities.

It is further agreed that the Insurer will indemnify the Insured for such sum, in excess of the applicable
Deductible stated in the Declarations, not exceeding the amount of the Single Loss Limit of Liability stated in the Declarations, remaining available for the payment of any loss at the time of the execution by the Insured of a letter of indemnity or the securing of the lost instrument bond, which the Insured may be required to pay either during the Policy Period or any time thereafter by reason of any indemnifying agreement executed by the Insured or delivered by the Insured to the company issuing the lost instrument bond.

It is further agreed that the Insured shall bear the cost of obtaining such letter of indemnity or lost instrument bond for that portion of the loss which falls within the applicable Deductible or which is in excess of the Single
Loss Limit of Liability remaining available for the payment of said loss.

The Insurer shall bear the cost of obtaining such letter of indemnity or lost instrument bond for that loss which would be covered under Insuring Clause C. of this Investment Company Bond Coverage Part and which exceeds the Deductible and is within the Single Loss Limit of Liability remaining available for the payment of any loss.

In the event the Insured sustains a loss of securities covered under Insuring Clause C. of this Investment
Company Bond Coverage Part but the securities are valued at an amount in excess of the Single Loss Limit of Liability, the Insured may apply any portion of the applicable Single Loss Limit of Liability, up to an amount not to exceed 50% of that limit, to the purchase of a lost instrument bond under its own indemnity to replace some or all of those securities. In the event the Insured elects to do so, the Single Loss Limit of Liability shall be reduced by the amount used to purchase the lost instrument bond and the remainder of the Single Loss
Limit of Liability shall be applied to settlement of loss.

Any lost instrument bond purchased pursuant to this section will be purchased from the Insurer, or its affiliates, unless the Insurer and its affiliates decline to issue it.

Under this Insuring Clause only, loss includes the value of subscription, conversion, redemption or deposit privileges for Financial Documents unless they are lost while in the mail or with a carrier for hire other than an armored motor vehicle company for the purpose of transportation. The privileges shall be valued as of the date immediately preceding the expiration thereof, as determined by arbitration or agreement.

The Insurer is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Investment Company Bond Coverage Part.

H.	ASSIGNMENT - SUBROGATION - RECOVERY – COOPERATION

(1) In the event of payment under this Investment Company Bond Coverage Part, the Insured shall deliver, if so requested by the Insurer, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(2) In the event of payment under this Investment Company Bond Coverage Part, the Insurer shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

MPAB 001 (12/99)

(3) Recoveries, whether effected by the Insurer or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single Loss Limit of Liability, secondly, to the Insurer as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in
Subsection E. of the Conditions of this Investment Company Bond Coverage Part or recovery from reinsurance or indemnity of the Insurer shall not be deemed a recovery as used herein.

(4) Upon the Insurer's request and at reasonable times and places designated by the Insurer the Insured shall:

(a) submit to examination by the Insurer and subscribe to the same under oath; and

(b) produce for the Insurer's examination all pertinent records; and

(c) cooperate with the Insurer in all matters pertaining to the loss.

(5) The Insured shall execute all papers and render assistance to secure the Insurer the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

I.	OWNERSHIP

This Investment Company Bond Coverage Part shall apply to loss of Property or Electronic Data Processing
Media and Electronic Data (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable.

J.	TERMINATION OF THIS Investment Company Bond Coverage Part

In addition to any termination pursuant to Subsection 12. of the General Conditions and Limitations of this
Policy, this Investment Company Bond Coverage Part shall also terminate in its entirety:

(1) upon the voluntary liquidation or dissolution of the Parent Company;

(2) upon the appointment of (1) a receiver, trustee or other fiduciary of the property of the Parent Company, or (2) a committee for the dissolution thereof; or

(3) as to any Insured other than the Parent Company upon the appointment of (1) a receiver, trustee or other or fiduciary of the property of said Insured or (2) a committee for the dissolution thereof.

K.	ACTION AGAINST SERVICING CONTRACTOR, SERVICE BUREAU OR CUSTOMER

This Investment Company Bond Coverage Part does not afford coverage in favor of any Servicing Contractor,
Service Bureau or customers of aforesaid, and upon payment to the Insured by the Insurer on account of any loss through fraudulent or dishonest acts committed by any of the partners, directors, officers or employees of such Servicing Contractor, Service Bureau or customers whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as they may have against such Servicing
Contractor, Service Bureau, or customers by reason of such acts so committed shall, to the extent of such payment, but given by the Insured to the Insurer, and the Insured shall execute all papers necessary to secure to the Insurer, the rights provided herein.

L.	TERMINATION OR CANCELLATION AS TO ANY EMPLOYEE, SERVICING CONTRACTOR OR SERVICE
BUREAU

MPAB 001 (12/99)

This Investment Company Bond Coverage Part terminates as to any Employee or Servicing Contractor as soon as any Executive Officer or the Company's risk manager learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under the Insuring Clauses A. or B., against the Insured or any other person or entity, without prejudice to the Loss of any Property then in transit in the custody of such person. Termination of coverage as to any Insured terminates liability for any Loss sustained by such Insured which is discovered after the effective date of such termination.

This Investment Company Bond Coverage Part terminates as to any Service Bureau as soon as any
Executive Officer or the Company's risk manager, shall learn of any dishonest or fraudulent act committed by any partner, director, officer or employee of any such Service Bureau at any time against the Insured or any other person or entity, without prejudice to the Loss of any Property then in transit in the custody of such person.

M.	ERISA WARRANTY

The Insurer warrants that the coverage afforded by this Investment Company Bond Coverage Part will be equal to that required of the Insured by regulations properly promulgated under the ERISA with respect to losses caused by fraudulent or dishonest acts of Employees and sustained by Employment Benefit Plans.

N.	CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by
Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust
Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the
Insured's interest therein as effective by the making of appropriate entries on the books and records of such
Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific
Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named

Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition, a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporations on a contract basis.

The Insurer shall not be liable on account of any loss (es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss (es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such
Corporations, against such loss (es), and then the Insurer shall be liable hereunder only for the Insured's share of such excess loss (es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss (es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest that the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable and recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

MPAB 001 (12/99)

This Investment Company Bond Coverage Part does not afford coverage in favor of such Corporations or
Exchanges or any nominee in whose name is registered any security included	within the systems for the
central handling of securities established and maintained by such Corporations,	and upon payment	to the
Insured by the Underwriter on account of any loss (es) within the systems, an assignment of such		of the
Insured's rights and causes of action as it may have against such Corporations	or Exchanges shall	to the
extent of such payment, be given by the Insured to the Insurer, and the Insured shall execute all papers necessary to secure to the Insurer the rights provided for herein.

MPAB 001 (12/99)

SIGNATURES

Named Insured			Endorsement Number
180 Degree Capital Corp			1
Policy Symbol	Policy Number	Policy Period	Effective Date of Endorsement
DON	G24581378 009	12/11/2018 to 12/11/2019	12/11/2018
Issued By (Name of Insurance Company)
ACE American Insurance Company

THE ONLY COMPANY APPLICABLE TO THIS POLICY IS THE COMPANY NAMED ON THE FIRST
PAGE OF THE DECLARATIONS.

By signing and delivering the policy to you, we state that it is a valid contract.

INDEMNITY INSURANCE COMPANY OF NORTH AMERICA (A stock company)
BANKERS STANDARD INSURANCE COMPANY (A stock company)
ACE AMERICAN INSURANCE COMPANY (A stock company)
ACE PROPERTY AND CASUALTY INSURANCE COMPANY (A stock company)
INSURANCE COMPANY OF NORTH AMERICA (A stock company)
PACIFIC EMPLOYERS INSURANCE COMPANY (A stock company)
ACE FIRE UNDERWRITERS INSURANCE COMPANY (A stock company)
WESTCHESTER FIRE INSURANCE COMPANY (A stock company)

436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

REBECCA L. COLLINS, Secretary

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

		Named Insured			Endorsement Number
		180 Degree Capital Corp			2
		Policy Symbol	Policy Number	Policy Period	Effective Date of Endorsement
		DON	G24581378 009	12/11/2018 to 12/11/2019	12/11/2018
Issued By (Name of Insurance Company)
ACE American Insurance Company

NEW YORK AMENDATORY
(INSURANCE LAW SEC. 3420 REQUIREMENTS)

It is agreed that the General Conditions and Limitations are amended as follows:

1	.	Subsection 6, Notice, is amended by adding the following:

Notice given by or on behalf of the Insured, or written notice by or on behalf of an injured person or any other claimant, to any licensed agent of the Insurer in the State of New York, with particulars sufficient to identify the
Insured, shall be deemed notice to the Insurer.

Failure to give any notice required to be given by this subsection within the time prescribed herein shall not invalidate any Claim made by the Insured, an injured person or any other claimant if it shall be shown not to have been reasonably possible to give such notice within the prescribed time and that notice was given as soon as was reasonably possible thereafter.

Except as provided in the immediate paragraph above, failure to give any notice required to be given by this subsection within the time prescribed herein shall not invalidate any Claim made by the Insured, injured person or any
		other claimant, unless the failure to provide timely notice has prejudiced the Insurer.			However, notice of such Claim
must be first made during the Policy Period, any renewal thereof, or any Discovery Period.

2	.	The following subsection is added:

· LEGAL ACTION AGAINST US

No person or organization has a right under this Policy:

a. To join the Insurer as a party or otherwise bring the Insurer into a suit asking for damages from an Insured; or

b. To sue the Insurer under this Policy unless all of its terms have been fully complied with.

A person or organization may sue the Insurer to recover on an agreed settlement or on a final judgment against an Insured; but the Insurer will not be liable for damages that are not payable under the terms of this Policy or that are in excess of the applicable limit of insurance. An agreed settlement means a settlement and release of liability signed by the Insurer, the Insured and the claimant or the claimant's legal representative.

Notwithstanding anything in this subsection to the contrary, in the event a judgment against an Insured or such
Insured’s personal representative in an action brought to recover damages for injury sustained or loss or damage occasioned during the life of the Policy shall remain unsatisfied at the expiration of thirty (30) days from the servicing of notice of entry of judgment upon the attorney for the Insured, or upon the Insured, and upon the
Insurer, then an action may, except during a stay or limited stay of execution against the Insured on such judgment, be maintained against the Insurer under the terms of the Policy for the amount of such judgment not exceeding the amount of the applicable limit of coverage under the Policy.

MPLA001a-NY (01/09) Printed in U.S.A.

With respect to an otherwise covered Claim arising out of death or personal injury of any natural person, if the
Insurer disclaims liability or denies coverage based upon the failure to provide timely notice, then the injured person or other claimant may maintain an action directly against the Insurer, in which the sole question is the
Insurer’s disclaimer or denial based on the failure to provide timely notice, unless within sixty (60) days following such disclaimer or denial, the Insured or the Insurer: (a) initiates an action to declare the rights of the parties under this Policy; and (b) names the injured person or other claimant as a party to the action.

All other terms and conditions of this Policy remain unchanged.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

Named Insured			Endorsement Number
180 Degree Capital Corp			3
Policy Symbol	Policy Number	Policy Period	Effective Date of Endorsement
DON	G24581378 009	12/11/2018 to 12/11/2019	12/11/2018
Issued By (Name of Insurance Company)
ACE American Insurance Company

NEW YORK CHANGES - TRANSFER OF DUTIES
WHEN A LIMIT OF INSURANCE IS USED UP

This endorsement is added to the policy and supercedes any provision to the contrary:

The following Condition is added to General Conditions and Limitations, paragraph 5. Limit of Liability and
Retention.

Transfer of Duties When a Limit of Insurance is Used up.

a. If we conclude that, based on occurrences, offenses, claims or suits which have been reported to us and to which this insurance may apply, the:
(1) Aggregate Limit; or
(2) Each Separate Limit,
is likely to be used up in the payment of judgments or settlements, we will notify the first Named Insured, in writing, to that effect.
b. When a limit of insurance described in paragraph a. above has actually been used up in the payment of judgments or settlements:
(1) We will notify the first Named Insured, in writing, as soon as practicable, that:
(a) Such a limit has actually been used up; and
(b) Our duty to defend suits seeking damages subject to that limit has also ended.
(2) We will initiate, and cooperate in, the transfer of control, to any appropriate insured, of all claims and suits seeking damages which are subject to that limit and which are reported to us before that limit is used up. That insured must cooperate in the transfer of control of said claims and suits.
We agree to take such steps, as we deem appropriate, to avoid a default in, or continue the defense of, such suits until such transfer is completed, provided the appropriate insured is cooperating in completing such transfer.
We will take no action whatsoever with respect to any claim or suit seeking damages that would have been subject to that limit, had it not been used up, if the claim or suit is reported to us after that limit of insurance has been used up.
(3) The first Named Insured, and any other insured involved in a suit seeking damages subject to that limit, must arrange for the defense of such suit within such time period as agreed to between the appropriate insured and
us. Absent any such agreement, arrangements for the defense of such suit must be made as soon as practicable.
(c) The first Named Insured will reimburse us for expenses we incur in taking those steps we deem appropriate in accordance with paragraph b.(2) above.

MPLL001-NY (10-91)

The duty of the first named Insured to reimburse us will begin on:

(1)	The date on which the applicable limit of insurance is used up, if we sent notice in accordance with paragraph a.
above; or
(2)	The date on which we sent notice in accordance with paragraph b.(1) above, if we did not send notice in accordance with paragraph a. above.

(d)	The exhaustion of any limit of insurance by the payments of judgments or settlements, and the resulting end of our duty to defend, will not be affected by our failure to comply with any of the provisions of this Condition.

Authorized Agent
MPLL001-NY (10-91)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY
Named Insured				Endorsement Number
180 Degree Capital Corp				4
Policy Symbol		Policy Number	Policy Period	Effective Date of Endorsement
DON		G24581378 009	12/11/2018 to 12/11/2019	12/11/2018
Issued By (Name of Insurance Company)
ACE American Insurance Company

NEW YORK - NONRENEWAL
		A.	The following Conditions are added:
1	.	NONRENEWAL
If we decide not to renew this policy we will send notice as provided in paragraph A.3. below.
2	.	CONDITIONAL RENEWAL
If we conditionally renew this policy subject to a:
a. Change of limits;
b. Change in type of coverage;
c. Reduction of coverage;
d. Increased deductible;
e. Addition of exclusion; or
		f.	Increased premiums in excess of 10%, exclusive of any premium increase due to and commen- surate with insured value added or increased exposure units; or as a result of experience rating, loss rating, retrospective rating or audit;
we will send notice as provided in paragraph A.3. below
3	.	NOTICES OF NONRENEWAL AND CONDITIONAL RENEWAL
		a.	If we decide not to renew this policy or to conditionally renew this policy as provided in paragraphs A.1. and
A.2. above, we will mail or deliver written notice to the first Named Insured shown in the Declarations at least
60 but not more than 120 days before:
(1) The expiration date; or
(2) The anniversary date if this is a continuous policy.
		b.	Notice will be mailed or delivered to the first Named Insured at the address shown in the policy and to the authorized agent or broker. If notice is mailed, proof of mailing will be sufficient proof of notice.
		c.	Notice will include the specific reason(s) for nonrenewal or conditional renewal, including the amount of any premium increase for conditional renewal and description of any other changes.
		d.	If we violate any of the provisions of paragraphs A.3.a., b. or c. above by sending the first Named Insured an incomplete or late conditional renewal notice or a late nonrenewal notice:

(1) Coverage will remain in effect at the same terms and conditions of this policy at the lower of the current rates or the prior period's rates until 60 days after such notice is mailed or delivered, unless the first
Named Insured, during this 60 day period, has replaced the coverage or elects to cancel.
(2) On or after the expiration date of this policy, coverage will remain in effect at the same terms and conditions of this policy for another policy period, at the lower of the current rates or the prior period's rates, unless the first Named Insured, during this additional policy period, has replaced the coverage or elects to cancel.

MPNR001-NY (4/98) Printed in U.S.A.

e. We will not send you notice of nonrenewal	or conditional renewal if you, your authorized agent or broker or another insurer of yours mails or delivers notice that the policy has been replaced or is no longer desired.

Authorized Agent
MPNR001-NY (04/98) Printed in U.S.A.
Page 2 of2

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

		Named Insured			Endorsement Number
		180 Degree Capital Corp			5
		Policy Symbol	Policy Number	Policy Period	Effective Date of Endorsement
		DON	G24581378 009	12/11/2018 to 12/11/2019	12/11/2018
Issued By (Name of Insurance Company)
ACE American Insurance Company

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

MANAGEMENT PROTECTION POLICY

It is agreed:

1	.	Except as otherwise provided in Subsection 6, Notice, and the first paragraph of Subsection 5, Limit of Liability and
Retention, of the General Conditions and Limitations, a Prior Covered Claim under any Liability Coverage Part shall be deemed "first made" for purposes of this Policy when the Insurer first receives written notice of such Claim from an
		Insured or a third party.	Accordingly, subject to the other terms and conditions of this Policy (including this
Endorsement), this Policy shall apply to Claims for which notice is first received by the Insurer during the Policy Period or any applicable Discovery Period even if such Claim was filed against, sent or delivered to, or received by, the
Insureds prior to the Policy Period.

2	.	For purposes of this Endorsement, a Prior Covered Claim means any Claim:

		a.	filed against, sent or delivered to, or received by, the Insureds prior to the Policy Period;

		b.	notice of which was first received by the Insurer during the Policy Period or any applicable Discovery Period; and

c. which would have been covered in whole or in part under a valid and collectible Management Protection
Insurance Policy issued to the Parent Company by the Insurer or its affiliate for the period in which such Claim was first filed against, sent or delivered to, or received by, the Insureds ("Prior Policy").

3	.	Coverage afforded under this Policy for any Prior Covered Claim shall be no broader than the coverage which would have been afforded under the Prior Policy if written notice of such Claim had been received by the Insurer or its affiliate during the policy period of the Prior Policy.

The foregoing sentence may result in (but not be limited to): (a) reducing the limit of liability available under this
Policy for such Claim to the remaining available limit of liability applicable to the Prior Policy, (b) increasing the applicable Retention amount to that Retention amount applicable to the Prior Policy, or (c) reducing or eliminating coverage due to exclusions or other restrictions in the Prior Policy but not in this Policy.

4	.	No coverage shall be afforded under this Policy for a Prior Covered Claim if (i) there was no Prior Policy in effect at the time such Claim was first filed against, sent or delivered to, or received by the Insureds, or (ii) the Prior Policy affords coverage for such Claim or would afford coverage for such Claim but for the exhaustion of the Limit of Liability under the Prior Policy.

5	.	The Insurer's maximum liability under this Policy for any Prior Covered Claim shall be part of and not in addition to the
Limit of Liability set forth in Item 3 of the Declarations for this Policy otherwise applicable to such Claim.

MP-4Z66 (5/2000) Printed in U.S.A.

6. If the Insureds are entitled to but fail or refuse to elect a Discovery Period as provided in Subsection 4 of the General
Conditions and Limitations, then any Insured Person may elect the Discovery Period just for such Insured Person by giving written notice of such election, together with payment of the additional premium due, to the Insurer within 120 days following the effective date of the Policy's termination or non-renewal. The premium due for such Insured
Person's Discovery Period with respect to any Liability Coverage Part shall equal that percent set forth in Item 5(A) of the Declarations for such Liability Coverage Part of the Annual Premium allocable to such Insured Person. Any coverage afforded under this Policy for such Insured Person during such Discovery Period shall be no broader than the coverage which would be applicable to such Insured Person under this Policy if all Insureds elected the Discovery
Period.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Agent
MP-4Z66 (5/2000)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

Named Insured			Endorsement Number
180 Degree Capital Corp			6
Policy Symbol	Policy Number	Policy Period	Effective Date of Endorsement
DON	G24581378 009	12/11/2018 to 12/11/2019	12/11/2018
Issued By (Name of Insurance Company)
ACE American Insurance Company

SEC CANCELLATION

It is agreed that Section 12, Termination of Policy, is amended to add the following:

· In the event of any modification or cancellation of the attached policy, the Insurer will mark its record to indicate that the Securities Exchange Commission (“SEC”) and the Parent Company shall be notified in writing 60 days prior to such modification or cancellation of the attached policy.

All other terms and conditions of the policy remain unchanged.

Authorized Representative
MPP/ICBB (4/10)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

Named Insured			Endorsement Number
180 Degree Capital Corp			7
Policy Symbol	Policy Number	Policy Period	Effective Date of Endorsement
DON	G24581378 009	12/11/2018 to 12/11/2019	12/11/2018
Issued By (Name of Insurance Company)
ACE American Insurance Company

AMEND DEDUCTIBLE

In consideration of the premium charged, it is hereby understood and agreed that Item 2 of the Declarations, is amended to add the following:

No deductible shall apply to any loss under Insuring Agreement A sustained by any Investment Company named as Insureds herein.

All Other Terms, Conditions And Exclusions Of The Bond Remain Unchanged

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured				Endorsement Number
180 Degree Capital Corp				8
Policy Symbol		Policy Number	Policy Period	Effective Date of Endorsement
DON		G24581378 009	12/11/2018 to 12/11/2019	12/11/2018
Issued By (Name of Insurance Company)
ACE American Insurance Company

SOCIAL ENGINEERING FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

(1)	By adding the following Insuring Clause:

Social Engineering Fraud

Loss resulting directly from the Insured having, transferred, paid or delivered Money or securities as the direct result of a Social Engineering Fraud Instruction.

(2)	Solely with respect to the coverage afforded by this endorsement, the following terms shall have the following meanings:

Social Engineering Fraud Instruction means any instruction which intentionally misleads an
Employee, through misrepresentation of a material fact which is relied upon by an Employee, believing it to be genuine, for the purpose of directing or transferring the Insured’s Money or securities that were communicated by a natural person purporting to be:

	a.	a director, officer, partner, member or sole proprietor of the Insured or other Employee who is authorized by the Insured to instruct another Employee to transfer funds, or an individual acting in collusion with such person purporting to be a director, officer, partner, member or sole proprietor or other Employee who is authorized by the Insured to instruct another
Employee to transfer funds; or
	b.	an employee of a Vendor who is authorized by the Insured to instruct an Employee to transfer funds or change bank account information of a Vendor; provided, however, Social
Engineering Fraud Instruction shall not include any such instruction transmitted by an employee of a Vendor who was acting in collusion with any third party in submitting such instruction,

but which instructions were not actually made by such director, officer, partner, member or sole proprietor, Employee, or employee of a Vendor.

Vendor means any entity or natural person that has provided goods or services to the Insured under a legitimate pre-existing arrangement or written agreement. However, Vendor does not include any customer, automated clearing house, custodian, financial institution, administrator, counter party or any similar entity.

(3)		Solely with respect to the coverage afforded by this endorsement:

	A.	This bond does not directly or indirectly cover loss occurring prior to 03/14/2017

	B.	This bond does not directly or indirectly cover loss due to any investment in securities, or ownership in any corporation, partnership, real property, commodity or similar instrument, whether or not such investment is genuine.

MS-55777 (03/17)

(4)	The total liability of the Insurer under the Social Engineering Fraud insuring clause shall be
$100,000 for any Single Loss, subject to a Policy Period Aggregate Limit of Liability of
$100,000

(5)	A Single Loss Deductible of $25,000 shall apply with respect to coverage afforded under the
Social Engineering Fraud Insuring Clause.

All other terms and conditions of this Policy remain unchanged.

MS-55777 (03/17)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

Named Insured			Endorsement Number
180 Degree Capital Corp			9
Policy Symbol	Policy Number	Policy Period	Effective Date of Endorsement
DON	G24581378 009	12/11/2018 to 12/11/2019	12/11/2018
Issued By (Name of Insurance Company)
ACE American Insurance Company

TRADE OR ECONOMIC SANCTIONS ENDORSEMENT

This insurance does not apply to the extent that trade or economic sanctions or similar laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of policy remain unchanged.

All other terms and conditions of the policy remain unchanged.

Authorized Representative
PF-46422 (07/15)

U.S. Treasury Department’s Office

Of Foreign Assets Control (“OFAC”)

Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this
Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on
Presidential declarations of "national emergency". OFAC has identified and listed numerous:

● Foreign agents;
● Front organizations;
● Terrorists;
● Terrorist organizations; and
● Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States
Treasury's web site – http//www. treas. gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U. S. sanctions law or is a Specially Designated
National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

PF-17914a (04/16)	Reprinted, in part, with permission of	Page 1 of 1
ISO Properties, Inc.

Chubb Producer Compensation
Practices & Policies

Chubb believes that policyholders should have access to information about Chubb’s practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.aceproducercompensation.com or by calling the following toll-free telephone number: 1-866-512-2862.

ALL-20887a (03/16)

180 DEGREE CAPITAL CORP.

Unanimous Written Consent
by the Directors of the Board

December 10, 2018

Pursuant to Section 708 (b) of the New York Business Corporation Law (the "NYBCL"), the undersigned, the members of the Board of Directors of 180 Degree Capital Corp. (the "Company"), hereby adopt and consent to the adoption of the following resolutions and agree that said resolutions shall have the same force and effect as if adopted at a meeting of the Board of Directors duly called and held for such purpose.

Fidelity Bond

WHEREAS, Section 17(g) of the Investment Company Act of 1940 (the "1940 Act"), and Rule 17g-1(a) thereunder, requires a registered closed-end management investment company ("CEF"), such as the Company, to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the CEF who may singly, or jointly with others, have access to the securities or funds of the CEF, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a "covered person");

WHEREAS, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a "single insured bond"), or (iii) a bond which names the Company and one or more other parties as insureds (a "joint insured bond"), as permitted by Rule 17g-1;

WHEREAS, the Rule requires that a majority of directors who are not "interested persons" of the CEF approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company; and

WHEREAS, under the Rule, the Company is required to make certain filings with the SEC and give certain notices to each member of the Board of Directors in connection with the bond as specified in the accompanying memorandum attached hereto, and designate an officer who shall make such filings and give such notices.

NOW, THEREFORE, BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, it is determined that an extension of the bond approved in 2017 in the amount, type, form, premium and coverage of the bond, a copy of which is attached here to as Exhibit A, covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by ACE American Insurance Company in the amount of $6,000,000 and a premium of $16,250, (the "Fidelity Bond") are hereby approved;

FURTHER RESOLVED, that the officers of the Company be, and they hereby are, authorized to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company; and

FURTHER RESOLVED, that the Secretary of the Company is hereby designated and directed to:

(1)	File with the SEC within 10 days after receipt of the executed Fidelity Bond, or any amendment thereof:

(i)	a copy of the Fidelity Bond;

(ii)
a copy of each resolution of the Board of Directors, including a majority of the directors who are not "interested persons" of the Company, approving the amount, type, form and coverage of the Fidelity Bond and the premium to be paid by the Company;

(iii)	a statement as to the period for which premiums have been paid; and

(iv)	a copy of any amendment to such agreement within 10 days after the execution of such amendment.

(2)	File with the SEC, in writing, within five days after the making of a claim under the Fidelity Bond by the Company, a statement of the nature and amount thereof;

(3)	File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the Fidelity Bond by the Company; and

(4)	Notify by registered mail each member of the Board of Directors at his or her last known residence address of:

(i)	any cancellation, termination or modification of the Fidelity Bond, not less than 45 days prior to the effective date of the cancellation, termination or modification;

(ii)	the filing and the settlement of any claim under the Fidelity Bond by the Company, at the time the filings required by (2) and (3) above are made with the SEC; and

(iii)	the filing and proposed terms of settlement of any claim under the Fidelity Bond by any other named insured, within five days of the receipt of a notice from the issuer of the Fidelity Bond.

These actions are taken this 10th day of December, 2018.

This Unanimous Written Consent may be signed in two or more counterparts, which together shall constitute a single written consent.

/s/ Kevin M. Rendino	/s/ Stacy R. Brandom
Kevin M. Rendino (Chairman)	Stacy R. Brandom

/s/ Richard P. Shanley	/s/ Charles E. Ramsey
Richard P. Shanley	Charles E. Ramsey

/s/ Parker A. Weil	/s/ Daniel B. Wolfe
Parker A. Weil	Daniel B. Wolfe